UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 09, 2019

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **ANGLOGOLD ASHANTI LIMITED – COSTS IMPROVE, GUIDANCE MAINTAINED; STARTS PROCESS ON SA ASSETS**



AngloGold Ashanti Limited

(Incorporated in the Republic of South Africa)

Reg. No. 1944/017354/06

ISIN. ZAE000043485 – JSE share code: ANG

CUSIP: 035128206 – NYSE share code: AU

JSE Bond Company Code - BIANG

("AngloGold Ashanti" or the "Company")

9 May 2019

NEWS RELEASE

AngloGold Ashanti Costs Improve, Guidance Maintained; Starts Process on SA Assets

(JOHANNESBURG – PRESS RELEASE) – AngloGold Ashanti said costs improved in the first quarter and all aspects of full-year guidance remained on track, as the Company started a process to review divestment options for its South African assets.

Production for the three months ended 31 March 2019 was 752,000oz at an average total cash cost of $791/oz, compared to 824,000oz at $834/oz during the first quarter of last year. All-in sustaining costs from these operations fell 2% to $1,009/oz over the same period. The company delivered a solid Adjusted EBITDA margin of 37%, despite a lower gold price and marginally lower production from certain assets, which it had flagged earlier in February.

AngloGold Ashanti is streamlining its portfolio to ensure greater management focus and to concentrate its capital on projects delivering the highest returns. The Company, which today said it started a process to review divestment options for its South African assets, already has processes underway to find buyers for its holdings in the Cerro Vanguardia mine, in Argentina and the Sadiola mine, in Mali.

"Our priorities are to safely improve margins, and to ensure we increase long-term value for our stakeholders," Chief Executive Officer Kelvin Dushnisky said. "We're working hard on both fronts - driving fundamental cost improvements through investment and efficiency initiatives, and ensuring we have a fit-for-purpose portfolio."

Cash generation, despite the 5% improvement in total cash costs year-on-year was offset by a number of factors including a 2% lower gold price, lower production and sales volumes, and adverse working capital movements. Iduapriem, Tropicana and Kibali delivered strong operating performances, while production was impacted at Siguiri, due to ramp-up of a new plant; in Brazil, due to regulatory stoppages; in South Africa, due to power interruptions and seismicity; and at Geita, which underwent scheduled maintenance of its mill. Moving into the second quarter and for the remainder of the year, both production and costs are set to improve.

The Company continued to focus on safety, efficiencies and improving the overall quality of its portfolio. For the first time in its history, AngloGold Ashanti passed a year without a fatal accident at any of its operations on 7 April 2019.

Key projects remain on track and within budget. Obuasi remains the main area of growth development focus for this year as the Company works towards its first gold pour at the end of 2019. The Siguiri Combination Plant is currently ramping up towards full production in June. At Tropicana in Australia, decline development at Boston Shaker is about to commence with mining of the first stope expected in August 2020.

The Company has also announced its decision to further streamline the portfolio through a process to review the divestment options of its South African assets aimed to ensure that the value and future prospects of these assets are maximised. This is in line with AngloGold Ashanti's ongoing review of its portfolio and a disciplined capital allocation approach to ensure it generates maximum value for all its stakeholders.

The full-year guidance* remains unchanged as follows:

- Production between 3.25Moz to 3.45Moz;
- Total cash costs between $730/oz and $780/oz;
- AISC between $935/oz and $995/oz, assuming average exchange rates against the US Dollar of ZAR 14.00 (South African Rand), BRL 3.65 (Brazilian Real), AUD 0.75 (Australian Dollar) and ARS 40.00 (Argentinian Peso), with the Brent crude oil price at $74/bl average for the year; and
- Capital expenditure anticipated to be between $910m and $990m.

*Both production and cost estimates assume neither operational, labour or power disruptions or other interruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Accordingly, actual results could differ from guidance and any deviation may be significant. Please refer to the Risk Factors section in AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2018, filed with the United States Securities and Exchange Commission (SEC).

Ends

Johannesburg

JSE Sponsor: The Standard Bank of South Africa Limited

<u>**CONTACTS**</u>

<u>**Media**</u>

Chris Nthite   +27 11 637 6388/+27 83 301 2481   cnthite@anglogoldashanti.com

General inquiries   media@anglogoldashanti.com

<u>**Investors**</u>

Sabrina Brockman   +1 646 880 4526/ +1 646 379 2555   sbrockman@anglogoldashanti.com

Fundisa Mgidi   +27 11 6376763 / +27 82 821 5322   fmgidi@anglogoldashanti.com

Website: www.anglogoldashanti.com

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 09, 2019

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance